Exhibit 3.1

CERTIFICATE OF FORMATION

OF

WORLD OMNI AUTO RECEIVABLES LLC

This Certificate of Formation of World Omni Auto Receivables LLC (the “Company”), dated as of April 13, 1999, has been duly executed and is being filed by Jon A. Brilliant, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

1. The name of the limited liability company is World Omni Auto Receivables LLC.

2. The address of its registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801.

3. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation as of the date first written above.

/s/ Jon A. Brillian
Jon A. Brilliant
Authorized Person